                                        Filed Pursuant to Rule 424(b)(1)
                                        Registration Statement No. 33-62455
PROSPECTUS

                                3,500,000 Shares

                                      LOGO
                                  COMMON STOCK
                            ------------------------

OF THE 3,500,000 SHARES OF COMMON STOCK BEING OFFERED, 2,800,000 SHARES ARE BEING OFFERED INITIALLY IN THE UNITED STATES AND CANADA BY THE U.S.
  UNDERWRITERS AND 700,000 SHARES ARE BEING OFFERED INITIALLY OUTSIDE OF THE UNITED STATES AND CANADA BY THE INTERNATIONAL UNDERWRITERS. SEE
     "UNDERWRITERS." ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY. THE COMPANY'S COMMON STOCK IS TRADED IN
       THE OVER-THE-COUNTER MARKET UNDER THE NASDAQ NATIONAL MARKET
        SYMBOL "SVGI." THE LAST SALE PRICE FOR THE COMMON STOCK ON
        OCTOBER 5, 1995, AS REPORTED ON THE NASDAQ NATIONAL MARKET,
          WAS $33 3/4 PER SHARE. SEE "PRICE RANGE OF COMMON STOCK."
                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          COMMENCING ON PAGE 6 HEREOF.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
        PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
          REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                             PRICE $32 3/4 A SHARE
                            ------------------------

                                                                 UNDERWRITING
                                                PRICE TO        DISCOUNTS AND       PROCEEDS TO
                                                 PUBLIC         COMMISSIONS(1)       COMPANY(2)
                                            ----------------   ----------------   ----------------
Per Share................................        $32.75             $1.31              $31.44
Total(3).................................     $114,625,000        $4,585,000        $110,040,000

------------

    (1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriters."

    (2) Before deducting expenses payable by the Company estimated at $350,000.

    (3) The Company has granted to the U.S. Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 525,000 additional Shares at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the U.S. Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Company will be $131,818,750, $5,272,750, and $126,546,000, respectively. See
        "Underwriters."

                            ------------------------

     The Shares are offered subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Morrison & Foerster, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about October 12, 1995 at the offices of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in New York funds.
                            ------------------------

MORGAN STANLEY & CO.
                Incorporated

                       PRUDENTIAL SECURITIES INCORPORATED

                                                                 COWEN & COMPANY

October 5, 1995

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE SUCH AN OFFERING OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
Incorporation of Certain Documents by Reference............................................    2
Prospectus Summary.........................................................................    3
The Company................................................................................    4
Risk Factors...............................................................................    6
Use of Proceeds............................................................................   11
Price Range of Common Stock................................................................   12
Dividend Policy............................................................................   12
Capitalization.............................................................................   13
Selected Consolidated Financial Data.......................................................   14
Business...................................................................................   16
Underwriters...............................................................................   23
Legal Matters..............................................................................   26
Experts....................................................................................   26
Available Information......................................................................   26

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1994; (2) the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1994; (3) the Company's Current Report on Form 8-K filed on March 2, 1995; (4) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1995; (5) the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995; and (6) the Company's Registration Statement on Form 8-A filed with the Commission on November 23, 1983.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company will provide a copy of any or all of such documents (exclusive of exhibits unless such exhibits are specifically incorporated by reference herein), without charge, to each person to whom this Prospectus is delivered, upon written or oral request to the Chief Financial Officer at the corporate headquarters of the Company, 2240 Ringwood Avenue, San Jose, California 95131 (telephone 408-434-0500).

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     THE U.S. SHARES MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, OUTSIDE THE UNITED STATES OR CANADA OR TO ANY PERSON WHO IS NOT A UNITED STATES OR CANADIAN PERSON, AS PART OF THE DISTRIBUTION OF THE U.S. SHARES. FOR A DESCRIPTION OF THIS AND OTHER RESTRICTIONS ON THE OFFERING AND SALE OF THESE SHARES, SEE "UNDERWRITERS."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

    Silicon Valley Group, Inc. designs, manufactures, markets and services semiconductor fabrication equipment for the worldwide semiconductor industry. The Company has three principal product groups which focus primarily on photolithography, photoresist processing, and deposition for oxidation/diffusion and low pressure chemical vapor deposition. The Company's products incorporate proprietary technologies and unique processes, and focus on providing process and product technologies and productivity enhancements to its customers. SVG believes that its Micrascan step and scan photolithography exposure system, which utilizes a deep ultraviolet light source allowing line widths of 0.35 micron and below, is the most technologically advanced machine currently being shipped in quantity to global semiconductor manufacturers. The Company supports its reliable, cost-effective products through a network of worldwide service and technical support organizations. The Company works closely with its existing and potential customers, including leading semiconductor manufacturers such as Analog Devices, Cypress Semiconductor, Hewlett-Packard, Intel, IBM, LG Semicon, Loral, Motorola, Philips Semiconductor, SGS-Thomson, Samsung, Siemens, Symbios Logic and Texas Instruments. As evidence of the Company's commitment to its customers, in February 1995 the Company entered into a business relationship with Intel, Motorola and Texas Instruments pursuant to which such companies made an equity investment in the Company. Additionally, SEMATECH and IBM have made an equity investment in the Company and its subsidiary, SVGL, respectively.

                                  THE OFFERING

U.S. offering(1)..........................    2,800,000 Shares

International offering....................    700,000 Shares

         Total(1).........................    3,500,000 Shares

Common Stock to be outstanding after the
offering..................................    28,720,921 Shares(1)(2)

Use of proceeds...........................    For certain capital expenditures
                                              and facility expansion related to
                                              increasing production, primarily
                                              at SVGL, and for working capital,
                                              research and development and other
                                              general corporate purposes. See
                                              "Use of Proceeds."

The Nasdaq National Market symbol.........    SVGI

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                            NINE MONTHS ENDED
                                                           FISCAL YEAR ENDED SEPTEMBER 30,                       JUNE 30,
                                               --------------------------------------------------------    --------------------
                                               1990(3)       1991        1992        1993        1994        1994        1995
                                               --------    --------    --------    --------    --------    --------    --------
CONSOLIDATED INCOME STATEMENT DATA:
  Net sales.................................   $184,289    $234,798    $192,457    $240,633    $319,922    $237,942    $323,073
  Gross profit..............................     73,848      85,461      77,161      93,426     124,411      92,216     126,896
  Operating income..........................      8,269       4,796       1,608       7,384      26,451      19,238      34,184
  Net income (loss).........................      4,449       1,641        (292)      4,485      16,764      11,780      24,861
  Net income (loss) per common share........   $   0.42    $   0.12    $  (0.03)   $   0.22    $   0.84    $   0.60    $   1.04
  Shares used in per share computation......     10,708      13,166      14,754      15,277      18,538      18,212      23,973

                                                                                                 JUNE 30, 1995
                                                                                          ---------------------------
                                                                                           ACTUAL      AS ADJUSTED(4)
                                                                                          --------     --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and equivalents..................................................................  $194,472        $304,162
  Working capital.......................................................................   312,068         421,758
  Total assets..........................................................................   471,702         581,392
  Short-term debt and current portion of long-term debt.................................       877             877
  Long-term debt and capital leases.....................................................       874             874
  Stockholders' equity..................................................................   330,695         440,385

---------------
(1) Assumes the Underwriters' over-allotment option to purchase 525,000 shares from the Company is not exercised. See "Underwriters."

(2) Based on shares outstanding on August 31, 1995. Excludes (i) 1,534,750 shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $16.82 per share and (ii) 1,750,000 shares issuable upon exercise of a warrant with an exercise price of $13.625 per share.

(3) Includes the results of operations of one of the Company's subsidiaries, SVG Lithography Systems, Inc. ("SVGL") from May 1, 1990.

(4) Gives effect to the sale of the 3,500,000 shares offered hereby by the Company.

                                  THE COMPANY

     Silicon Valley Group, Inc. ("SVG" or the "Company") designs, manufactures, markets and services semiconductor fabrication equipment for the worldwide semiconductor industry. The Company has three principal product groups which focus primarily on photolithography, photoresist processing, deposition for oxidation/diffusion and low pressure chemical vapor deposition ("LPCVD"). The Company supports its reliable, cost-effective products through a network of worldwide service and technical support organizations. The Company works closely with its existing and potential customers, including leading semiconductor manufacturers such as Analog Devices, Cypress Semiconductor, Hewlett-Packard, Intel, IBM, LG Semicon, Loral, Motorola, Philips Semiconductor, SGS-Thomson, Samsung, Siemens, Symbios Logic and Texas Instruments.

     The Company's products incorporate proprietary technologies and unique processes and focus on providing process and product technologies and productivity enhancements to customers. The Company manufactures and markets its photolithography exposure products through its majority owned subsidiary, SVG Lithography Systems, Inc. ("SVGL"), its photoresist processing products through its Track Systems Division ("Track") and its oxidation/diffusion and LPCVD products through its Thermco Systems Division ("Thermco").

          SVG LITHOGRAPHY SYSTEMS, INC. designs, manufactures, markets and services advanced photolithography exposure systems. SVGL has two broad families, Micrascan step and scan systems and the more mature Micralign scanning projection aligners. The Company believes that its Micrascan photolithography exposure system provides the greater resolution required for the next generation of complex, fine geometry integrated circuits through its use of a deep ultraviolet ("Deep UV") light source and overcomes the throughput and yield limitations of steppers by combining the elements of both steppers and scanners into the Micrascan's "step and scan" technology. The Company also believes that its Micrascan step and scan photolithography exposure system is the most technologically advanced machine currently being shipped in quantity to global semiconductor manufacturers. In addition, it believes that as larger and more complex logic and memory devices move from development to production, semiconductor manufacturers will have a greater incentive to purchase SVGL's step and scan systems rather than steppers to achieve higher yields, faster throughput and more precise line-width control.

          TRACK SYSTEMS DIVISION designs, manufacturers, markets and services equipment which performs all the steps necessary to process semiconductor wafers prior to photolithography exposure, including cleaning, adhesion promotion and photoresist coating, and which performs all the steps required to treat wafers after photolithography exposure prior to etching, including developing and baking. As photoresist processing technology has evolved, the Company has developed increasingly advanced products for this market, which are capable of handling integrated circuits with line widths as narrow as 0.35 micron. Track's most advanced product line, the 90 Series, offers a proprietary wafer transfer system to increase throughput, features substantially improved contamination control specifications as compared to the Company's previous products and provides features allowing it to interface with factory automation systems. The Company believes it is the only manufacturer to offer a cluster which integrates its photolithography and photoresist products. In addition, the Track products are designed to interface with all stepper products in the industry.

          THERMCO SYSTEMS DIVISION designs, manufactures, markets and services large batch thermal products which address the oxidation/diffusion and LPCVD steps of the semiconductor fabrication process. Thermco products are used for a broad range of processing applications required in the fabrication of most semiconductor devices, including growing insulating layers on wafers, diffusing dopants into the silicon structure and depositing insulating or conducting films on the wafer surface. Thermco's products incorporate proprietary technology it has developed in the areas of thermal control, gas handling, particle control and automated wafer handling. Thermco offers a full range of both horizontal and vertical processing systems. The most advanced product currently offered by the Company is the Series 8000 Advanced Vertical Processor ("AVP"). The Series 8000 single tube systems include advanced process control, leading software for data acquisition and display, advanced automation, a proprietary process chamber design and an option for atmosphere control within the wafer handling area.

     As part of its continuing commitment to work closely with its existing and potential customers, the Company has entered into business relationships with IBM, SEMATECH, Inc. ("SEMATECH"), Intel, Motorola and Texas Instruments pursuant to which these customers have made equity investments in, and SEMATECH has agreed to provide certain additional funding to, the Company. See
"Business -- Business Relationships."

     Because of the highly technical nature of its products, the Company markets its products primarily through a direct sales force with sales, service and spare parts offices worldwide. The Company believes that its field service and process support capabilities are an important factor in its selection as an equipment supplier. Increasingly, semiconductor manufacturers are requiring seven-day, around the clock, on site or on call support. To meet this need, the Company is expanding its field service organization, increasing its technical and process support personnel and enhancing its training programs. Service personnel are based in field offices throughout the United States, Western Europe, Japan and the Pacific Rim and increasingly on site at particularly large customer locations. In addition, each customer has a single designated service account manager for all its support needs.

     The Company's principal executive office is located at 2240 Ringwood Avenue, San Jose, California 95131, and its telephone number is (408) 434-0500.

                                  RISK FACTORS

     Prospective purchasers of Shares offered hereby should carefully consider the following risk factors in addition to the other information presented in this Prospectus.

     Cyclical Nature of the Semiconductor Industry. The semiconductor industry into which the Company sells its products is highly cyclical and has historically experienced periodic downturns, which often have had a severe effect on the semiconductor industry's demand for semiconductor processing equipment. Prior semiconductor industry downturns have resulted in significant reductions in the Company's net sales, gross margin and net income. For example, due in part to weakness in the semiconductor market, demand for the Company's semiconductor processing equipment declined during fiscal 1992 and the Company was not profitable for the year. While the Company has been profitable for the past 14 quarters, there is no assurance that the Company will be able to maintain profitability. Moreover, the Company's operations as a whole will continue to be dependent on the capital expenditures of semiconductor manufacturers, which in turn will be largely dependent on the current and anticipated market demand for integrated circuits and products utilizing integrated circuits. Any future weakness in demand in the semiconductor industry is likely to have a material adverse effect on the Company's business and results of operations.

     Uncertain Development of Market for Micrascan Products. The development of a market for the Company's Micrascan photolithography products will be highly dependent on the continued trend towards finer line widths in integrated circuits and the inability of traditional I-Line stepper manufacturers to keep pace with this trend through either enhanced technologies or improved processes. The market for the Company's Micrascan photolithography products has developed more slowly than the Company anticipated at the time the Company acquired SVGL in May 1990. From fiscal 1990 to fiscal 1993, SVGL sold an aggregate of 26 Micrascan systems, 20 of which were sold to IBM, a minority shareholder in SVGL, and three of which were sold to SEMATECH. In fiscal 1994 through the third quarter of fiscal 1995, SVGL shipped 14 Micrascan systems to six customers, of which eight were shipped in fiscal 1995. At June 30, 1995, SVGL had a backlog of 26 Micrascan units for shipment to seven global semiconductor manufacturers. While such orders are encouraging, they are not necessarily indicative of industry-wide acceptance of the Micrascan technology. The Company and many industry observers initially believed that I-Line steppers, the most advanced photolithography exposure equipment in widespread production use at the time the Company acquired SVGL, could not be modified to be capable of fabricating complex semiconductor devices with line widths of less than 0.5 micron, such as 64 and 256 megabit dynamic random access memories ("DRAMs"). Since 1990, however, stepper manufacturers have extended the capability of their I-Line steppers to 0.5 micron or finer line widths. The Company believes that, as a consequence, many manufacturers of complex devices are likely to continue to use steppers for fabricating such devices. The Company believes that as devices increase in size and complexity and require finer line widths, the technical advantages of Micrascan systems as compared to steppers will enable semiconductor manufacturers to achieve finer line widths, higher yields and increased throughput. The Company believes, however, that these larger and more complex devices will not be produced in volume until 1996 or 1997. It is possible that the demand for these larger and more complex devices, and the fabrication equipment to manufacture them, may never develop or may develop even later than 1997. The Company believes semiconductor manufacturers will not require production equipment as advanced as Micrascan until at least 1996, and that substantial sales of the Company's Micrascan systems will not begin until late 1996 or 1997, if at all. Stepper manufacturers have enhanced their machines in the past, and in the future may further enhance their machines to achieve finer line widths, sufficiently to erode Micrascan's expected yield, throughput and line width control advantages. If this occurs, demand for Micrascan systems may not develop as the Company expects. SVGL was not profitable in fiscal 1994 or the first two quarters of fiscal 1995 and was marginally profitable in the third quarter of fiscal 1995 and there can be no assurance that it will be able to operate profitably in the future. Failure of SVGL to achieve substantial sales of Micrascan systems or a delay in achieving such sales could have a material adverse effect on the Company's ability to continue to operate profitably.

     Fluctuations in Quarterly Operating Results. The Company has historically experienced substantial quarterly fluctuations in its operating results. Due to the relatively small number of systems sold during each fiscal quarter and the relatively high revenues per system, production or shipping delays, which could require pricing adjustments, or customer order rescheduling can significantly affect quarterly revenues and profitabil-ity. The Company has experienced and may again experience quarters during which a substantial portion of the Company's net sales are realized near the end of the quarter. Accordingly, delays in shipments near the end of a quarter can cause quarterly net sales to fall significantly short of anticipated levels. Since most of the Company's expenses are fixed in the short term, such shortfalls in net sales could have a material adverse effect on the Company's business and results of operations. The Company's operating results may also vary from quarter to quarter based upon numerous factors including the timing of new product introductions, product mix, levels of sales, proportions of domestic and international sales, activities of competitors, acquisitions, international events and problems in obtaining adequate materials or components on a timely basis. Historically, gross margins in the Thermco and SVGL businesses have been lower than in the Track business. To the extent sales of Micrascan products, and to a lesser extent Thermco products, increase as a percentage of total net sales, the Company's overall gross margins may be unfavorably impacted. In light of these factors and the cyclical nature of the semiconductor industry, the Company expects to continue to experience variability in quarterly operating results.

     Need to Increase Manufacturing Capacity. The Company currently has insufficient manufacturing capacity to meet multiple customer demands for Micrascan products and is expanding its manufacturing capacity to meet current demand levels. The Company believes that its ability to supply systems in volume will be a major factor in customer decisions to commit to the Micrascan technology. Accordingly, the Company must initiate facility and capital improvements today to meet expected shipment volumes in 1997 and 1998. From time to time, the Company has experienced difficulty in ramping up production or effecting transitions to new products and, consequently, has suffered delays in product deliveries. There can be no assurance that the Company will not experience manufacturing problems as a result of capacity constraints or ramping up production by upgrading or expanding existing operations. Based upon its forecast of continued high growth for photolithography equipment, the Company has developed plans to increase its production capacity under an extremely aggressive expansion schedule. Successful execution of the Company's expansion will require timely identification and acquisition of appropriate sites, receipt of requisite approvals, construction and equipping of facilities, recruitment, training and retention of a high quality workforce and achievement of satisfactory manufacturing results on a scale greater than the Company's prior expansions. See "Use of Proceeds." There can be no assurance the Company can successfully manage this risk. This could result in product delivery delays and a subsequent loss of future revenues. In particular, the Company believes that protracted delays in delivering initial quantities of Micrascan products could result in semiconductor manufacturers electing to install competitive equipment in their advanced fabrication facilities, which could impede acceptance of the Micrascan products on an industry-wide basis. In addition, the Company's operating results could also be adversely affected by the increase in fixed costs and operating expenses related to increases in production capacity if net sales do not increase commensurately.

     Dependence on New Products and Processes; Importance of Timely Product Introductions and Enhancements. Semiconductor manufacturing equipment and processes are subject to rapid technological change. The Company believes that its future success will depend in part upon its ability to continue to enhance its existing products and their process capabilities and to develop and manufacture new products with improved process capabilities that enable semiconductor manufacturers to fabricate semiconductors more efficiently. Failure to introduce new products or enhancements in a timely manner could result in loss of competitive position and reduced sales of existing products. In particular, the Company believes that advanced logic devices and DRAMs will require increasingly finer line widths. As a consequence, it is important to develop and introduce a version of the Micrascan capable of exposing line widths of 0.25 micron by mid-1996. In addition, new product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and increase the potential for a decline in orders of existing products, particularly if new products are delayed. In the past, the Company has experienced significant delays in the introduction of certain of its products and product enhancements due to technical, manufacturing and other difficulties and may experience similar delays in the future. These difficulties may be exacerbated as the geometries of semiconductors continue to decrease. Furthermore, the inability to produce such products or any failure to achieve market acceptance could have a material adverse effect on the Company's business and results of operations.

     Significant delays can occur between a product's introduction and the commencement by the Company of volume production of such product. There can be no assurance that the Company will be successful in the introduction and volume production of new and enhanced products or that the Company will be able to develop and introduce new and enhanced products and processes which satisfy a broad range of customer needs and achieve market acceptance. See "Business--Silicon Valley Group, Inc." and "-- Research and Development."

     Research and Development Funding; Certain Capital Commitments. The Company believes that in selecting a photolithography equipment manufacturer, customers look for a long term product development strategy and the ability to fund that development because photolithography exposure equipment can represent a substantial portion of the equipment cost of a fabrication facility. Semiconductor manufacturers may be unwilling to rely on a relatively small supplier such as the Company for a critical element of the fabrication process if the supplier does not have sufficient capital to implement its product development strategy. The Company depends in part on external sources to fund its photolithography development efforts and capital equipment expenditures. SEMATECH has entered into agreements with the Company to provide a portion of this funding, but there can be no assurance that the Company will be able to attain the milestones required by the agreements for such incremental funding or that SEMATECH will be capable of providing the agreed-upon funding, either of which could have an unfavorable impact on future photolithography development. If the Company achieves all milestones, the SEMATECH agreements provide for an additional $22 million of such funding during fiscal 1995, 1996 and 1997, all of which the Company expects would be an offset to its research and development expenditures. Through June 30, 1995, the Company had recognized approximately $7.7 million of this amount. Were the Company not to fulfill certain obligations under its agreement with SEMATECH, the Company could be required to repay all funds received under the agreements. In the event that the Company does not receive SEMATECH funding for any reason, it would be required to either curtail development of photolithography products or make up the shortfall from its own funds or other sources. If the Company was required to make up these funds, its research and development expenses would increase significantly and its operating income would be reduced correspondingly. See "Business -- Research and Development."

     The Company anticipates that it will need to continue to make substantial research and development expenditures, particularly in its photolithography products, in order to remain competitive in the semiconductor equipment industry. If the Company were not able to secure additional external funding or increase its revenues to support such research and development expenditures, its new product development and product enhancement efforts would be impaired, which would have a material adverse effect on the Company's results of operations.

     In part to address customer concerns about adequately capitalizing the photolithography business, the Company is obligated under its agreements with SEMATECH and with Intel Corporation, Motorola Inc. and Texas Instruments Incorporated (the "Investors") to commit funds to the development and production of Micrascan photolithography equipment, and a portion of the net proceeds of this offering may be used to satisfy these requirements. Under the terms of its agreement with SEMATECH, the Company is obligated to fund from its own resources not less than 120%, up to a maximum of $36 million over a three year period, of the total amount received from SEMATECH to further the development of Micrascan technology, to increase the manufacturing capability and capacity for Micrascan products and to fund related inventory costs. Under the terms of its agreements with the Investors, the Company is obligated to use the $30 million from the sale to the Investors of securities which have been converted into Common Stock, as well as an additional $25 million of Company funds at any time over a five year period, to fund increased Micrascan production capacity, increased research and development of the Micrascan technology, the purchase of additional capital equipment and to augment working capital for growth of the Micrascan photolithography operations. No assurance can be given that the Company will be able to obtain the necessary funding to meet its commitments under these agreements. The Company is obligated to invest these funds, regardless of the success of the project. As a result, the Company may be required to use its financial resources to comply with these commitments even if it believes that such resources would be better utilized in other areas. Were the

Company to breach any of its obligations under its agreement with the Investors, the Investors could cause the Company to repurchase their shares, which could have a material adverse effect on the Company.

     In connection with the Company's acquisition of SVGL in 1990, SVGL received an equity investment and research and development funding commitments for Micrascan from IBM and agreed to make future payments to IBM based on the ongoing operating results of SVGL. As part of a subsequent agreement with the Investors, IBM was also granted certain rights to purchase initial quantities of future generations of the Company's Micrascan products. See
"Business -- Business Relationships."

     Customer Concentration. The Company relies on a limited number of customers for a substantial percentage of its net sales. In fiscal 1994, Intel, Motorola and SGS-Thomson represented 20%, 19% and 11%, respectively, of sales and the Company's largest five customers represented 58% of sales. For the first nine months of 1995, Intel, Motorola and SGS-Thomson represented 18%, 20% and 14%, respectively, of sales and the Company's largest five customers represented 64% of sales. In fiscal 1994 and the first nine months of fiscal 1995, Intel represented 45% and 38%, respectively, of Track sales. Track operations were responsible for a substantial portion of the Company's profits in both periods. The loss of a significant customer (and in particular the loss of Intel as a Track customer), a delay in shipment due to customer rescheduling or any substantial reduction in orders by a significant customer, including reductions in orders due to market, economic or competitive conditions in the semiconductor industry, could adversely affect the Company's business and results of operations. See "Business -- Customers."

     Competition. The semiconductor processing equipment industry is highly competitive. The Company faces substantial competition both in the United States and in other countries for all of its products. The trend toward consolidation in the semiconductor processing equipment industry has made it increasingly important to have the financial resources necessary to compete effectively across a broad range of product offerings, to fund customer service and support on a worldwide basis and to invest in both product and process research and development. Significant competitive factors include product performance, price and reliability, familiarity with each particular manufacturer's products, established relationships between suppliers and customers, particulate contamination control and product availability. While the Company believes that outside Japan and the Pacific Rim it competes favorably with respect to most of these factors, it has on occasion been subject to intense price competition with respect to particular orders and has had difficulty establishing new relationships with certain customers who have long-standing relationships with other suppliers. Certain of the Company's existing and potential competitors have substantially greater name recognition, financial, engineering, manufacturing and marketing resources and customer service and support capabilities than the Company. In addition, Nikon, and to a lesser extent Canon, have long established relationships as suppliers of photolithography equipment to most of the semiconductor manufacturers. Although the Company has supplied Track and Thermco equipment to many of these customers, it has not previously sold Micrascan photolithography equipment to them. Due to the Company's position in the photolithography market, an announcement of a new product by any of these large competitors may cause customers to delay purchases until the new product is introduced. See "-- Dependence on New Products and Processes; Importance of Timely Product Introductions and Enhancements" and "Business -- Competition." The Company believes that its competitors will continue to improve the design and performance of their current products and processes, and to introduce new products and processes with improved price and performance characteristics. For example, both Nikon and Canon have announced photolithography products using step and scan technology and a Deep UV illumination source, and Nikon has indicated that it expects to deliver production units in mid-1996. In addition, the Company believes that other potential competitors, including ASM Lithography, are developing step and scan technologies. There can be no assurance that the Company will be able to compete effectively in the future.

     Currency Fluctuations. Substantially all of the Company's manufacturing costs currently are incurred in the U.S., while a number of the Company's principal competitors' manufacturing costs are incurred in Japan. As a result, a substantial increase in the value of the U.S. dollar relative to the Japanese yen would put the Company at a competitive disadvantage, and would materially and adversely affect the Company's business and results of operations.

     Importance of the Japanese and Pacific Rim Market. The Japanese and Pacific Rim market (including fabrication facilities operated outside these areas by Japanese and Pacific Rim semiconductor manufacturers) represent a substantial portion of the overall market for semiconductor equipment. To date, the Company has not been successful in securing an adequate share of these markets. The Company believes that the Japanese companies with which it competes have a competitive advantage because their dominance of the Japanese and Pacific Rim semiconductor equipment market provides them with the sales and technology base to compete more effectively throughout the rest of the world. The Company is not engaged in any collaborative effort with any Japanese or Pacific Rim semiconductor manufacturer regarding process and equipment development. As a result, the Company may be at a competitive disadvantage to the Japanese equipment suppliers which are engaged in such collaborative efforts with Japanese and Pacific Rim semiconductor manufacturers. There can be no assurance that the Company will be able to compete successfully in the future in Japan, the Pacific Rim or elsewhere in the world or that competitive pressures will not adversely affect the Company's results of operations. See
"Business -- Competition."

     Termination of Canon Letter of Intent. In April 1993, the Company entered into a letter of intent with Canon, Inc. ("Canon"), a major Japanese company, for the purpose of establishing a worldwide strategic alliance based on SVGL's Micrascan technology. The Company and Canon were unable to reach agreement and the letter of intent expired on November 30, 1994. Although Canon is contractually prohibited until April 2003 from manufacturing a specifically defined step and scan photolithography machine or disclosing related information, Canon could introduce a product that includes certain step and scan technology without violating this prohibition. As a result of the expiration of the letter of intent, the Company believes that Canon has accelerated its previously suspended development of a step and scan photolithography product which will compete with Micrascan. See " -- Uncertain Development of Market for Micrascan Products," and "Business -- Competition."

     Patents and Licenses. As is typical in the semiconductor equipment industry, the Company has from time to time received, and may in the future receive, communications from third parties asserting patents or copyrights on certain of the Company's products and technologies. At least one of the Company's customers has put the Company on notice that it has received a notice of infringement from Jerome H. Lemelson, alleging that equipment used in the manufacture of electronic devices infringes patents issued to Mr. Lemelson relating to "machine vision" or "barcode reader" technologies. The customer has put the Company on notice it intends to seek indemnification from the Company for any damages and expenses resulting from this matter if found liable or if the customer settles the claim. The Company cannot predict the outcome of this or any similar claim or its effect upon the Company, and there can be no assurance that any such litigation or claim would not have a material adverse effect upon the Company's financial condition or results of operations.

     Dependence on Key Employees. The Company's future success is dependent upon its ability to attract and retain qualified management, technical, sales and support personnel. The competition for such personnel is intense. The loss of certain key people or the Company's inability to attract and retain new key employees could materially adversely affect the Company's business and results of operations.

     Dependence on Sole or Limited Source Suppliers. Certain of the raw materials, components and subassemblies included in the Company's products are obtained from single sources or a limited group of suppliers. Although the Company seeks to reduce its dependence on these sole and limited source suppliers, disruption or termination of certain of these sources could occur and such disruptions could have at least a temporary adverse effect on the Company's business and results of operations. Moreover, a prolonged inability to obtain certain components could have a material adverse effect on the Company's business and results of operations and could result in damage to customer relationships.

     Volatility of Stock Price. The public offering price of the Common Stock offered hereby may not be indicative of prices that will prevail in the trading market for the Common Stock. The stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, the market price of the Company's Common Stock has been and is likely to be highly volatile. Factors such as fluctuations in the Company's operating results, shortfalls in revenue or earnings from levels expected by securities analysts, announcements of technological innovations or new products by the Company or its competitors, governmental regulation, developments with respect to patents or proprietary rights and litigation relating thereto and general market conditions may have a significant adverse effect on the market price of the Common Stock. See "Price Range of Common Stock."

     Shares Eligible for Future Sale. After completion of this offering, the Company will have approximately 28,720,921 shares of Common Stock outstanding, of which 27,085,440 shares will be freely tradeable without restriction. The Company's executive officers and directors beneficially own 448,075 shares of Common Stock, which includes 306,894 shares issuable upon exercise of options. Such shares will be restricted from sales until 90 days after this offering pursuant to agreements with the Underwriters. Thereafter, such shares can be sold in the public market subject to certain volume and other resale restrictions of Rule 144 under the Securities Act. In addition, SEMATECH holds a warrant, expiring on September 30, 1998, to purchase 1,750,000 shares at $13.625 per share. The warrant is subject to a net exercise provision which permits the holder of the warrant to make a cashless exercise of the warrant based on the closing price of the Common Stock. Such cashless exercise would result in the issuance to SEMATECH of 1,043,518 shares of the Company's Common Stock based on the per share closing price of the Company's Common Stock on the date of this Prospectus. In connection with the exercise of certain registration rights held by SEMATECH, the Company will, prior to November 24, 1995, register such shares. SEMATECH has agreed that it will not, without the prior written consent of Morgan Stanley & Co. Incorporated, sell or otherwise dispose of these shares from the date of the offering until February 19, 1996. After February 19, 1996, SEMATECH could sell that number of shares freely in the open market.

     The Company has registered for resale the 1,494,300 shares of Common Stock issued upon conversion of the Series B Preferred Stock held by the Investors. The Investors have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, sell or otherwise dispose of these shares from the date of the offering until February 19, 1996. After February 19, 1996, the Investors could sell the 1,494,300 shares freely in the market.

     Sales of a substantial number of shares in the public market could adversely affect the market price of the Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Underwriters."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 3,500,000 shares of Common Stock offered by the Company hereby are estimated to be $109,690,000 ($126,196,000 if the Underwriters' over-allotment option is exercised in full).

     The Company intends to use the proceeds of this offering to purchase capital equipment, expand manufacturing facilities and to finance its working capital requirements and research and development activities, primarily in its lithography business to meet actual and anticipated demand for its Micrascan products. A portion of the net proceeds will be used for general corporate purposes and a portion may also be used for future acquisitions of complementary businesses or product lines as such opportunities may arise, although no such acquisitions are currently pending or in negotiation. Pending such applications, the net proceeds from this offering will be invested in bank deposits and short-term and medium-term investment grade, interest bearing securities.

                          PRICE RANGE OF COMMON STOCK

     The following table sets forth the range of high and low sales prices of the Company's Common Stock for the indicated periods, as reported by The Nasdaq National Market. On October 5, 1995, the last reported sale price for the Common Stock on The Nasdaq National Market was $33.75 per share. As of June 30, 1995, there were approximately 599 holders of record of the Common Stock.

                                                                    HIGH       LOW
                                                                    ----       ----
        Fiscal year ended September 30, 1993:
          First Quarter...........................................  $7 1/4     $4 1/2
          Second Quarter..........................................  8 5/8         6
          Third Quarter...........................................  11 1/8     6 1/8
          Fourth Quarter..........................................  12 7/8     9 3/8
        Fiscal year ended September 30, 1994:
          First Quarter...........................................  12 1/8     9 1/4
          Second Quarter..........................................  13 3/8     9 1/2
          Third Quarter...........................................  12 3/8     9 1/4
          Fourth Quarter..........................................  14 7/8     11 3/8
        Fiscal year ended September 30, 1995:
          First Quarter...........................................  21 1/4       14
          Second Quarter..........................................  30 3/4     18 3/8
          Third Quarter...........................................  37 1/8     24 7/8
          Fourth Quarter..........................................  49 3/8     32 5/8
        Fiscal year ending September 30, 1996:
          First Quarter (through October 5, 1995).................  39 5/8     33 1/4

                                DIVIDEND POLICY

     To date the Company has not declared or paid cash dividends on its Common Stock. The Board of Directors of the Company presently intends to retain all earnings for use in the Company's business and therefore does not anticipate declaring or paying any cash dividends on its Common Stock in the foreseeable future. The Company's revolving credit facility prohibits the payment of cash dividends of more than an aggregate of $5,000,000 per year on Common Stock.

                                 CAPITALIZATION

     The following table sets forth, on an unaudited basis, the actual short-term debt and capitalization of the Company at June 30, 1995 and as adjusted to give effect to the sale by the Company of the 3,500,000 shares of Common Stock offered hereby.

                                                                          AS OF JUNE 30, 1995
                                                                        ------------------------
                                                                         ACTUAL      AS ADJUSTED
                                                                        --------     -----------
                                                                             (IN THOUSANDS,
                                                                         EXCEPT SHARE AMOUNTS)
Short-term debt and current portion of long-term debt.................  $    877      $     877
                                                                        ========      =========
Long-term debt and capital leases.....................................  $    874      $     874
Minority interest in SVGL.............................................     3,805          3,805
Stockholders' equity:
  Common Stock, $0.01 par value, 40,000,000 shares authorized;
     25,071,565 shares outstanding actual; 28,571,565 shares
     outstanding
     as adjusted(1)...................................................   244,134        353,824
  Retained earnings...................................................    86,561         86,561
                                                                        --------     -----------
       Total stockholders' equity.....................................   330,695        440,385
                                                                        --------     -----------
          Total capitalization........................................  $335,374      $ 445,064
                                                                        ========      =========

---------------
(1) Excludes (i) as of August 31, 1995, 1,534,750 shares issuable upon exercise of outstanding options at an average exercise price of $16.82 per share and
    (ii) 1,750,000 shares issuable upon exercise of a warrant with an exercise price of $13.625 per share.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data presented below as of September 30, 1993 and 1994 and for each of the years in the three year period ended September 30, 1994 have been derived from the consolidated financial statements of the Company, which have been audited by Deloitte & Touche LLP, independent auditors, which financial statements are incorporated by reference herein. The selected consolidated financial data as of September 30, 1990, 1991 and 1992 and for each of the years in the two-year period ended September 30, 1991 have also been derived from audited consolidated financial statements of the Company but which are not incorporated by reference herein. The selected consolidated financial data presented below as of June 30, 1995, and for the nine-month periods ended June 30, 1994 and 1995, and for each of the seven quarters in the period ended June 30, 1995, have been derived from unaudited consolidated financial statements of the Company. In the opinion of the Company's management, such unaudited consolidated financial data include all adjustments, consisting of only normal recurring adjustments, necessary to fairly state the information set forth therein. The following consolidated financial data should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference herein. See "Incorporation of Certain Documents by Reference."

                                                                                                         NINE MONTHS ENDED
                                                       FISCAL YEAR ENDED SEPTEMBER 30,                        JUNE 30,
                                           --------------------------------------------------------     --------------------
                                           1990(1)       1991        1992        1993        1994         1994        1995
                                           --------    --------    --------    --------    --------     --------    --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED INCOME STATEMENT DATA:
  Net sales............................... $184,289    $234,798    $192,457    $240,633    $319,922     $237,942    $323,073
  Cost of sales...........................  110,441     149,337     115,296     147,207     195,511      145,726     196,177
                                           --------    --------    --------    --------    --------     --------    --------
  Gross profit............................   73,848      85,461      77,161      93,426     124,411       92,216     126,896
  Research, development and related
    engineering...........................   25,292      30,004      27,009      26,332      30,443       22,675      28,189
  Marketing, general and administrative...   40,287      50,661      48,544      59,710      67,517       50,303      64,523
                                           --------    --------    --------    --------    --------     --------    --------
  Operating income........................    8,269       4,796       1,608       7,384      26,451       19,238      34,184
  Interest and other income (expense),
    net...................................     (342)     (1,458)        (44)       (464)        369          (50)      4,698
                                           --------    --------    --------    --------    --------     --------    --------
  Income before income taxes and minority
    interest..............................    7,927       3,338       1,564       6,920      26,820       19,188      38,882
  Provision (credit) for income taxes.....    3,106        (781)      1,089       2,076      10,191        7,675      13,998
  Minority interest.......................      372       2,478         767         359        (135)        (267)         23
                                           --------    --------    --------    --------    --------     --------    --------
  Net income (loss)....................... $  4,449    $  1,641    $   (292)   $  4,485    $ 16,764     $ 11,780    $ 24,861
                                           ========    ========    ========    ========    ========     ========    ========
  Preferred Stock dividend................       --          --    $    209    $  1,190    $  1,190     $    893    $    537
                                           ========    ========    ========    ========    ========     ========    ========
  Net income (loss) per common share...... $   0.42    $   0.12    $  (0.03)   $   0.22    $   0.84     $   0.60    $   1.04
                                           ========    ========    ========    ========    ========     ========    ========
  Shares used in per share computations...   10,708      13,166      14,754      15,277      18,538       18,212      23,973
                                           ========    ========    ========    ========    ========     ========    ========

                                                                                                               AS OF JUNE
                                                                    AS OF SEPTEMBER 30,                           30,
                                                  --------------------------------------------------------    ------------
                                                    1990        1991        1992        1993        1994          1995
                                                  --------    --------    --------    --------    --------    ------------
                                                                               (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and equivalents........................... $ 30,699    $ 34,070    $ 32,743    $ 17,617    $ 87,829      $194,472
  Working capital................................   60,403      84,959      93,084     110,512     173,303       312,068
  Property and equipment, net....................   33,686      28,994      26,861      18,664      13,313        19,638
  Total assets...................................  183,423     192,317     180,777     212,284     271,674       471,702
  Short-term debt and current portion of
    long-term debt...............................    4,367       2,043       4,407      14,971         828           877
  Long-term debt and capital leases..............   26,533       8,200       1,652       2,338       1,510           874
  Retained earnings..............................   42,927      44,568      43,651      46,946      62,237        86,561
  Stockholders' equity...........................   70,234     103,800     121,116     126,997     185,215       330,695

---------------
(1) Includes the results of operations of SVGL from May 1, 1990.

     The following table presents unaudited quarterly results in dollar amounts and as a percentage of net sales for the last seven quarters.

                                                                  FISCAL 1994                             FISCAL 1995
                                                   -----------------------------------------    -------------------------------
                                                   DEC. 31    MAR. 31    JUNE 30    SEPT. 30    DEC. 31    MAR. 31     JUNE 30
                                                   -------    -------    -------    --------    -------    --------    --------
CONSOLIDATED INCOME STATEMENT DATA:
Net sales.......................................   $70,917    $85,300    $81,725    $81,980     $85,971    $109,380    $127,722
Cost of sales...................................   43,859     52,876     48,991      49,785     52,769       67,849      75,559
                                                   -------    -------    -------    --------    -------    --------    --------
Gross profit....................................   27,058     32,424     32,734      32,195     33,202       41,531      52,163
Research, development and related engineering...    6,546      7,675      8,454       7,768      8,278        9,816      10,095
Marketing, general and administrative...........   15,836     16,951     17,516      17,214     17,622       21,088      25,813
                                                   -------    -------    -------    --------    -------    --------    --------
Operating income................................    4,676      7,798      6,764       7,213      7,302       10,627      16,255
Interest and other income (expense), net........     (252 )       36        166         419      1,053          996       2,649
                                                   -------    -------    -------    --------    -------    --------    --------
Income before income taxes and minority
  interest......................................    4,424      7,834      6,930       7,632      8,355       11,623      18,904
Provision for income taxes......................    1,770      3,132      2,773       2,516      3,008        4,184       6,806
Minority interest...............................      (65 )      (40 )     (162 )       132         17          (48)         54
                                                   -------    -------    -------    --------    -------    --------    --------
Net income......................................   $2,719     $4,742     $4,319     $ 4,984     $5,330     $  7,487    $ 12,044
                                                   =======    =======    =======    =======     =======    ========    ========
Preferred Stock dividend........................   $  298     $  297     $  298     $   297     $  298     $    239    $     --
                                                   =======    =======    =======    =======     =======    ========    ========
Net income per common share.....................   $ 0.15     $ 0.23     $ 0.21     $  0.24     $ 0.25     $   0.33    $   0.45
                                                   =======    =======    =======    =======     =======    ========    ========
Shares used in per share computations...........   16,400     19,032     19,205      19,515     20,322       22,811      26,968
                                                   =======    =======    =======    =======     =======    ========    ========

                                                                           AS A PERCENTAGE OF NET SALES
                                                   ----------------------------------------------------------------------------
Net sales.......................................    100.0%     100.0%     100.0%      100.0%     100.0%       100.0%      100.0%
Cost of sales...................................     61.8       62.0       59.9        60.7       61.4         62.0        59.2
                                                   -------    -------    -------    --------    -------    --------    --------
Gross profit....................................     38.2       38.0       40.1        39.3       38.6         38.0        40.8
Research, development and related engineering...      9.2        9.0       10.3         9.5        9.6          9.0         7.9
Marketing, general and administrative...........     22.3       19.9       21.4        21.0       20.5         19.3        20.2
                                                   -------    -------    -------    --------    -------    --------    --------
Operating income................................      6.6        9.1        8.3         8.8        8.5          9.7        12.7
Interest and other income (expense), net........     (0.4 )       --        0.2         0.5        1.2          0.9         2.1
                                                   -------    -------    -------    --------    -------    --------    --------
Income before income taxes and minority
  interest......................................      6.2        9.2        8.5         9.3        9.7         10.6        14.8
Provision for income taxes......................      2.5        3.7        3.4         3.1        3.5          3.8         5.3
Minority interest...............................     (0.1 )       --       (0.2 )       0.2         --           --          --
                                                   -------    -------    -------    --------    -------    --------    --------
Net income......................................      3.8%       5.6%       5.3%        6.1%       6.2%         6.8%        9.4%
                                                   =======    =======    =======    =======     =======    ========    ========

                                    BUSINESS

     SVG designs, manufactures, markets and services semiconductor fabrication equipment for the worldwide semiconductor industry. The Company has three principal product groups which focus primarily on photolithography, photoresist processing, and deposition for oxidation/diffusion and LPCVD. The Company's products incorporate proprietary technologies and unique processes, and focus on providing process and product technologies and productivity enhancements to its customers. The Company believes that its Micrascan step and scan photolithography exposure system, which utilizes a Deep UV light source allowing line widths of 0.35 micron and below, is the most technologically advanced machine currently being shipped in quantity to global semiconductor manufacturers. SVG supports its reliable, cost-effective products through a network of worldwide service and technical support organizations. The Company's customers consist of leading semiconductor manufacturers including Analog Devices, Cypress Semiconductor, Hewlett-Packard, Intel, IBM, LG Semicon, Loral, Motorola, Philips Semiconductor, SGS-Thomson, Samsung, Siemens, Symbios Logic and Texas Instruments.

INDUSTRY BACKGROUND

     Continuous improvements in semiconductor process and design technologies have led to the production of smaller, more complex and more reliable devices at a lower cost per function. As performance has increased and size and cost have decreased, the demand for semiconductors has expanded beyond the primary market in computer systems to include applications in telecommunications systems, automotive products, consumer goods and industrial automation and control systems. Semiconductor content as a percentage of system cost has also increased. In addition, the demand for electronic systems has expanded geographically with the emergence of new markets, particularly in the Pacific Rim. Consequently, semiconductor sales have increased significantly over the long term (growing at a compound rate of approximately 16% from 1983 to 1993) but have experienced significant variation in growth rates. The Company believes that these long-term trends will continue and will be accompanied by a growing demand for semiconductor production equipment that can produce advanced integrated circuits in high volumes at the lowest cost of ownership.

     The rapid development of advanced semiconductor applications requires semiconductor manufacturers to continually improve their core technology and manufacturing capabilities to remain competitive within the industry. As a consequence, semiconductor manufacturers demand increasingly sophisticated, cost effective processing equipment from semiconductor equipment suppliers. The increasing diversity and complexity of semiconductor products, the demands of technological change and the costs associated with keeping pace with industry developments have contributed to the emergence of cooperative development and manufacturing alliances with semiconductor equipment suppliers. The Company believes it is essential to have customer alliances to provide access to valuable product and process technologies. These factors result in customers concentrating their business with a small number of key suppliers.

SILICON VALLEY GROUP, INC.

     SVG designs and manufactures sophisticated semiconductor manufacturing systems for advanced fabrication facilities. The Company has three principal product groups which focus on photolithography, photoresist processing and deposition for oxidation/diffusion and LPCVD. SVG believes that its Micrascan step and scan photolithography exposure system, which utilizes a Deep UV light source allowing line widths of 0.35 micron and below, is the most technologically advanced machine currently being shipped in quantity to global semiconductor manufacturers. The Company's products incorporate proprietary technologies and unique processes, and focus on providing process and product technologies and productivity enhancements to customers. SVG's products are based on proprietary technologies in photolithography, control software, optics, and particulate control.

     The Company's objective is to strengthen its position as a leading worldwide semiconductor equipment supplier by offering a broad line of technologically advanced products and expending substantial resources on research and development to create new, innovative products and processes. The Company has close working relationships with leading semiconductor manufacturers so that it may design its products in conjunction with the development of the semiconductor manufacturers' advanced processes. SVG works closely with its existing and potential customers, industry consortia and research institutions to improve current products and processes and to define new product development opportunities. These efforts enable the Company to participate in the development of new technologies, to influence the design of new fabrication processes and to position itself as a principal supplier for volume equipment orders. The Company supports its reliable, cost-effective products through a network of worldwide service and technical support organizations. SVG believes that these strategies, together with its current market position and product portfolio, will enable the Company to enhance its position as a leading global semiconductor equipment supplier.

     SVG's business is organized into three principal product groups. The Company manufactures and markets its photolithography exposure products through SVGL, its photoresist processing products through Track and its oxidation/diffusion and LPCVD products through Thermco.

  SVG LITHOGRAPHY SYSTEMS, INC.

     SVGL designs, manufactures, markets and services advanced photolithography exposure systems. Photolithography is one of the most critical and expensive steps in integrated circuit fabrication, representing approximately one-third of the fabrication cost. Consequently, integrated circuit manufacturers focus on obtaining photolithography equipment to help them produce increasingly complex devices reliably, efficiently and cost-effectively.

     In the photolithography step of the fabrication process, the integrated circuit patterns are projected through masks, or reticles, onto the silicon wafers. As semiconductors have become more complex, the patterns have become finer, with line widths as narrow as 0.35 micron (approximately 15 millionths of an inch) in many of today's more advanced integrated circuits. As the patterns become finer, photolithography exposure systems must be capable of projecting the patterns through the masks with ever finer resolution. The resolution capability of a photolithography exposure system is a function of its depth of focus, numerical aperture (a measure of its light gathering characteristics) and the wavelength of the light used in pattern projections.

     Historically, there have been two major approaches to photolithographic exposure systems: full field scanners and conventional refractive systems. The full field scanners project a full scale mask image onto full wafers while the refractive systems (steppers) sequentially expose small sections of a wafer in a stepped sequence of exposures, but do so by reducing the size of a mask image by several fold (typically 5 times). Thus, scanners offer large exposure fields while steppers offer masks that are easier to make and have a lower cost. These strengths are combined in the step and scan system.

     Other trends are the reduction in wavelength from G-line (436 nanometer) to I-line (365 nanometer) to Deep UV (248-193 nanometer) and the increase in numerical aperture from 0.2 to 0.6.

     Micrascan. The Company believes that its Micrascan photolithography exposure system provides the greater resolution required for the next generation of complex, fine geometry integrated circuits through its use of a Deep UV light source and overcomes the throughput, yield and line-width limitations of steppers by combining the elements of both steppers and scanners into the Micrascan's "step and scan" technology.

     The Micrascan combines advantages of scanning projection aligners and steppers by scanning only a portion of the wafer, then "stepping" to another portion of the wafer and repeating the process as necessary. Each scan has the capability to expose a larger segment of the wafer, or "field," than a stepper can expose in a single step. The large exposure field enables Micrascan to fabricate larger devices in a single scan than steppers, thus avoiding the necessity of "stitching" a circuit together through two different exposures. In addition, Micrascan continuously modifies the position of the wafer surface during the scan to keep the wafer in the optimal focal plane, thereby providing Micrascan a larger usable depth of focus field than steppers. The larger the usable depth of focus field is, the more tolerant of variations in the wafer surface the equipment will be. The Company believes Micrascan's greater tolerance of wafer surface variations can reduce the number of defective devices on a wafer, thereby contributing to higher yields. Scanning across the field instead of exposing the entire field at one time also enables Micrascan to achieve greater uniformity of resolution across the entire exposure field and contributes to higher yields.

     The Company believes that SVGL has substantial technological expertise and process knowledge in developing Deep UV step and scan photolithography systems. SVGL has developed internal capability to design and fabricate optical lenses, mirrors and coatings. This includes its own proprietary optical metrology using phase measuring interferometry to precisely measure and test the optical elements it produces. Micrascan incorporates both mirrors and lenses in its optical system, which the Company believes allows for a higher power optical projection system, is less sensitive to environmental variants and accommodates the use of light sources with broader spectral bandwidth (than refractive optics) with the benefits of reduced running cost and increased reliability.

     In addition to the optical system technology described above, SVGL has developed certain proprietary mechanical systems incorporated in the Micrascan to control the alignment of the wafer and the reticles prior to and during the wafer exposure step. These alignment systems contribute to the Micrascan's ability to scan the exposure field at speeds of 50mm per second or greater with no significant loss of resolution, thereby increasing the throughput capability of the machine.

     The Company believes that many of the more complex semiconductor devices currently under development, such as the most advanced microprocessors and DRAMs, fit within the larger exposure field scanned by the Micrascan but do not fit within the exposure field of the most advanced steppers currently in widespread production use. In addition, these more complex devices feature increasingly narrow line widths, which require greater resolution in exposing the photoresist. The Company believes that, as these larger and more complex logic and memory devices move from development to production, the technical advantages of Deep UV step and scan systems over existing I-Line steppers will provide a greater incentive to semiconductor manufacturers to purchase step and scan systems rather than steppers in order to achieve higher yields, faster throughput and more precise line-width control. The Company believes, however, that these devices will not be produced in volume until late 1996 or 1997. The Micrascan systems which the Company is now shipping in volume sell for up to approximately $4,500,000, depending upon configuration.

     Micralign. SVGL also sells a family of scanning projection aligners known as "Micralign." The most advanced product in this family, the Micralign 700, is used primarily in the production of semiconductor devices with minimum feature sizes above 1.25 microns, or in the fabrication of less critical layers within more sophisticated semiconductor devices. Micralign products, which have historically accounted for a significant portion of the revenues of SVGL, are a mature product family. Sales of Micralign products have declined in recent years as steppers have supplanted projection aligners. Even with the current upturn in the semiconductor industry and the resulting expansion of existing facilities, the Company anticipates that such a decline in sales will continue. A large installed base of Micralign systems exists throughout the world and a majority of SVGL's Micralign related revenues is derived from servicing that installed base and the sales of spare parts and refurbished systems. The list price of the Micralign 700 is approximately $995,000 and refurbished Micralign systems sell for lesser amounts.

  TRACK SYSTEMS DIVISION

     Track designs, manufactures, markets and services photoresist processing equipment which performs all the steps necessary to process semiconductor wafers prior to photolithography exposure, including cleaning, adhesion promotion and photoresist coating, and which performs all the steps required to treat wafers after photolithography exposure prior to etching, including developing and baking. As photoresist processing technology has evolved, SVG has developed increasingly advanced product lines for this market, which are capable of handling integrated circuits with line widths as narrow as 0.35 micron. Each product line includes the principal processing capabilities described above and is generally sold in customer-specified configurations that can include specially engineered features and capabilities. All of the Track products are available in fully automated cassette-to-cassette configurations either as stand-alone processing stations or as in-line integrated manufacturing systems. The equipment is modular in design to allow configuration to customer requirements. Each semiconductor manufacturer may require certain of the processing stations to effect its proprietary or specialized processes. SVG believes it is the only manufacturer to offer a cluster which integrates its photolithography and photoresist products. In addition, Track products are designed to interface with all stepper products in the industry.

     Track offers three product lines, each corresponding to the development of successive generations of wafer processing technologies. In general, it has been the Company's experience that introduction of new Track products has been followed by lower order levels for older products.

     90 Series. The 90 Series photoresist processing system is designed for use in advanced fabrication processes for integrated circuits with line widths as narrow as 0.35 micron, such as is required for 64 and 256 megabit DRAMs. The 90 Series incorporates a proprietary wafer transfer system to increase throughput, features substantially improved contamination control specifications as compared to the Company's previous products and provides features allowing it to interface with factory automation systems, such as those using automated guided vehicles. The 90 Series can process wafers up to eight inches in diameter. In June 1992, an additional model of the 90 Series, the 90-S, was introduced. The 90-S requires less floor space and, in certain applications, may provide greater productivity than a conventional 90 Series system. Prices of the 90 Series range from approximately $650,000 to $1,500,000.

     8800 Series. The 8800 Series is designed to meet market needs for photoresist contamination control and photoresist processing down to 0.8 micron line widths. The 8800 Series incorporates such automation features as beltless wafer handling, compatibility with low contamination wafer storage and movement techniques, advanced software and communications capabilities and certain process control improvements. The 8800 Series can process wafers from three to six inches in diameter. Prices of the 8800 Series range from approximately $350,000 to $750,000.

     8600 Series. The 8600 Series is a belt-based wafer transport system capable of processing wafers with diameters of three to six inches and of supporting the needs of photoresist processing down to 1.0 micron line widths. The 8600 Series is typically purchased for expansion of current fabrication capacity. Prices of the 8600 Series range from approximately $200,000 to $400,000.

  THERMCO SYSTEMS DIVISION

     Thermco designs, manufactures, markets and services large batch thermal products which address the oxidation/diffusion and LPCVD steps of the semiconductor fabrication process. Thermco products are used for a broad range of processing applications required in the fabrication of most semiconductor devices, including growing insulating layers on the wafers, diffusing dopants into the silicon structure and depositing insulating or conducting films on the wafer surface. Thermco's products incorporate proprietary technology it has developed in the areas of thermal control, gas handling, particle control and automated wafer handling.

     There are two major configurations of thermal processing equipment, commonly referred to as vertical and horizontal, corresponding to the orientation of their reaction chamber(s). Vertical processing systems represent an increasing portion of the market for oxidation/diffusion and LPCVD processing equipment. Vertical reactors generally consist of a single, fully automated cylindrical reaction chamber, individually controlled by a dedicated computer control system. Vertical systems generally provide greater process uniformity and lower particle contamination than do horizontal systems, due to improved thermal control and an increased ability to maintain environmental integrity, thereby achieving higher yields in wafer processing. Additionally, vertical systems provide more flexibility in manufacturing configurations. Horizontal thermal processing systems, which are typically much larger and less automated than vertical reactors, were the standard of the semiconductor processing equipment industry and are still used for a broad range of processes.

     Series 8000 Advanced Vertical Processor ("AVP"). Initially shipped in September 1992, the AVP is a vertical furnace designed to meet the eight inch wafer requirements of sub-half micron processing. The Series 8000 single tube systems include advanced process control, data acquisition software, advanced automation, a proprietary process chamber design and an option for atmospheric control within the wafer handling area. SVG has incorporated design improvements to address shortcomings of the initial production units. Although the Company recently began shipping units to customers that it believes satisfy these shortcomings, no assurance can be given that these improved products will be successful in meeting customer requirements. The typical price range of an AVP system is $700,000 to $1,000,000 depending on process configuration.

     Vertical Thermal Reactor ("VTR"). Thermco's VTR processes wafers from 100mm to 200mm in diameter. It operates under computer control, providing specialized process recipe introduction, cassette-to-cassette automation, monitoring of critical system functions and automated loading of wafers into the reaction chamber. In general, the VTR offers comparable reliability, lower contamination and better process uniformity than horizontal reactors. The VTR can be installed through-the-wall in a customer's clean room facility and is compatible with industry standard software interfaces. During fiscal 1994, SVG began shipping an enhanced version of VTR 7000PLUS. The enhanced VTR 7000PLUS offers improved process control, uniformity, reduced particle levels, higher throughput, internal storage capabilities and the industry's standard mechanical interface
(SMIF). The typical price for the Company's VTR products is approximately $500,000 to $900,000.

     Horizontal Processing Systems. The typical horizontal system consists of four separately controlled cylindrical reaction chambers which are mounted horizontally, one directly above the other. Horizontal systems are a mature product family. Sales of these systems have been declining in recent years, as semiconductor manufacturers have increasingly installed vertical reactors in their newer fabrication facilities. Thermco expects this decline to continue despite the current capacity expansion being undertaken by semiconductor manufacturers. However, manufacturers of less complex devices will continue to have some need for horizontal processing systems for the foreseeable future. In addition, a large installed base of horizontal processing systems enables the Company to generate revenues through the sale of spare parts, upgrades and retrofits to the installed customer base. Prices for horizontal systems range from approximately $400,000 to $900,000.

CUSTOMERS

     By working closely with its established customer base, SVG is able to identify new product development opportunities. Repeat sales to existing customers represent a significant portion of the Company's processing equipment sales. The Company believes that its installed customer base represents a significant competitive advantage. SVG's major semiconductor customers during the first nine months of fiscal 1995 included the following:

Analog Devices             LG Semicon                     Samsung
Cypress Semiconductor      Loral                          Siemens
Hewlett-Packard            Motorola                       Symbios Logic
Intel                      Philips Semiconductor          Texas Instruments
IBM                        SGS-Thomson

     The Company relies on a limited number of customers for a substantial percentage of its net sales. See "Risk Factors -- Customer Concentration." In fiscal 1994 and for the first nine months of fiscal 1995 Intel, Motorola and SGS-Thomson represented 20%, 19% and 11%, respectively, and 18%, 20% and 14%, respectively, of sales. The Company's top five customers represented 58% and 64% of the sales for fiscal 1994 and the first nine months of fiscal 1995, respectively. In fiscal 1993, 1994 and the first nine months of fiscal 1995 Intel represented 39%, 45% and 38%, respectively, of Track sales. Track operations were responsible for a substantial portion of SVG's profits in all three periods.

BUSINESS RELATIONSHIPS

     In connection with its acquisition of SVGL in 1990, the Company entered into agreements with IBM pursuant to which IBM made a $3 million equity investment in SVGL and has funded approximately $17 million of ongoing research and development for the Company's Micrascan product line. The agreements with IBM require the Company to make future payments to IBM based on ongoing operating results of SVGL. Additionally, in connection with its agreements with the Investors, the Company agreed to provide IBM with certain rights to purchase initial quantities of future generations of the Company's Micrascan product. In 1994, the Company entered into an agreement with SEMATECH pursuant to which SEMATECH made an $8 million equity investment in the Company and agreed to provide up to $22 million of additional funding for SVGL development efforts and capital equipment expenditures. As part of its continuing commitment to work closely with its existing and potential customers, in February 1995 the Company entered into agreements with the Investors, pursuant to which these investors purchased, in equal amounts, an aggregate of $30 million of the Company's capital stock and received certain rights to purchase initial quantities of future generations of the Company's Micrascan products. The Company has used the proceeds of these investments, together with additional Company funds, to increase Micrascan production, to further Micrascan research and development, to purchase additional capital equipment for SVGL and to augment working capital for growth of the Company's Micrascan photolithography operations.

SALES, SERVICE AND SUPPORT

     Because of the highly technical nature of its products, SVG markets its products primarily through a direct sales force with sales, service and spare parts offices worldwide. The Company believes that its field service and process support capabilities are an important major factor in its selection as an equipment supplier. Increasingly, semiconductor manufacturers are requiring seven-day, around the clock, on site or on call support. To meet this need, SVG is expanding its field service organization, increasing its technical and process support personnel, enhancing its training programs and increasing spare part inventories deployed at both customer sites and regional field depots. Service personnel are based in field offices throughout the United States, Western Europe, Japan and the Pacific Rim and increasingly on site at particularly large customer locations. In addition, each customer has a single designated service account manager for all its support needs.

BACKLOG

     At June 30, 1995, the Company had a backlog of approximately $348,000,000, which included 26 Micrascan units from seven customers. Backlog increased from approximately $146,000,000 at September 30, 1993 to approximately $209,000,000 at September 30, 1994 as a result of substantial increases in orders for SVGL and Thermco products. The Company includes in backlog only those orders to which a purchase order number has been assigned by the customer and for which delivery has been specified within 12 months. Such orders are subject to cancellation by the customer with limited charges. Because of the possibility of customer changes in delivery schedules, cancellation of orders and potential delays in product shipments, the Company's backlog as of any particular date may not be representative of actual sales for any succeeding period.

RESEARCH AND DEVELOPMENT

     The market served by the Company is characterized by rapid technological change. Accordingly, the Company's product and process development programs are devoted to the development of new systems and processes, including new generations of products for existing markets, enhancements and extensions of existing products and custom engineering for specific customers. The Company believes that its future success will depend, in part, upon its ability to successfully introduce and manufacture new and enhanced, cost effective products, which satisfy a broad range of customer needs and achieve market acceptance. Accordingly, the Company works closely with semiconductor manufacturers, industry consortia, and research institutions to respond to the industry's evolving product and process requirements. The Company's research staff collaborates with key customers in order to evaluate designs, specifications and prototypes of the Company's new products.

     On September 30, 1994, SEMATECH, as part of an overall funding agreement, purchased warrants for $8,204,000 under which SEMATECH has the right to purchase 1,750,000 shares at $13.625 per share. The warrant is subject to a net exercise provision which permits the holder of the warrant to make a cashless exercise of the warrant based on the closing price of the Common Stock. Such a cashless exercise would result in the issuance to SEMATECH of 1,043,518 shares of the Company's Common Stock based on the per share closing price of the Company's Common Stock on the date of this Prospectus. The proceeds from the sale of the warrants were received in October 1994 and were utilized to increase SVGL's manufacturing capacity to satisfy anticipated demand for the current and future versions of the Micrascan product. Additionally, over a three-year period, SEMATECH agreed to fund, upon SVGL's completion of certain milestones, approximately $22,000,000 for the future development of Micrascan technology and the increased manufacturing capacity to build the Micrascan product. During the term of the agreement the Company is obligated to fund, from its own resources, not less than 120% of the total amount received from

SEMATECH (including the proceeds of the sale of the warrants) up to a maximum of $36,000,000. To fulfill the Company's obligations, such amounts must be incurred to further the development of Micrascan technology, to increase manufacturing capability and capacity for Micrascan products and to fund related inventory costs.

     The Company has historically devoted a significant portion of its personnel and financial resources to research and development programs. For fiscal years 1993, 1994 and the first nine months of 1995, total gross research and development expenditures were approximately $34,000,000, $32,000,000 and $37,000,000, respectively, of which approximately $8,000,000, $1,500,000 and $8,600,000, respectively, was funded primarily by IBM and SEMATECH for Micrascan technologies and offset against research and development expenses.

COMPETITION

     The semiconductor equipment industry is intensely competitive. The Company faces substantial competition both in the United States and other countries in all of its products. The trend toward consolidation in the semiconductor processing equipment industry has made it increasingly important to have the financial resources necessary to compete effectively across a broad range of product offerings, to fund customer service and support on a worldwide basis and to invest in both product and process research and development. Significant competitive factors include product performance, price and reliability, familiarity with particular manufacturers' products, established relationships between suppliers and customers, particulate contamination control and product availability. While the Company believes that outside Japan and the Pacific Rim it competes favorably with respect to most of these factors, it has occasionally been subject to intense price competition with respect to particular orders and has had difficulty establishing new relationships with certain customers who have long-standing relationships with other suppliers. Certain of the Company's existing and potential competitors have substantially greater name recognition, financial, engineering, manufacturing and marketing resources and customer service and support capabilities than the Company. Due to the Company's position in the photolithography market, an announcement of a new product by any of these large competitors may cause customers to delay purchases until the new product is introduced.

     The Company's competitors can be expected to continue to improve the design and performance of their current products and processes and to introduce new products and processes with improved price/performance characteristics. There can be no assurance that the Company will be able to compete effectively in the future. The Company faces substantial foreign and domestic competition, including that from Tokyo Electron, Ltd. ("TEL") and DaiNippon Screen Mfg. Co., Ltd. in photoresist processing equipment and TEL and Kokusai Electric Co., Ltd. in oxidation/diffusion and LPCVD equipment. SVGL competes with other suppliers of photolithography exposure equipment, including manufacturers of steppers and projection aligners. SVGL's Micralign products are generally not competitive with steppers for fabrication of semiconductor devices with line widths smaller than 1.25 micron. In marketing Micrascan systems, SVGL faces competition from suppliers employing other technologies, principally I-Line steppers, including Nikon Corp., Canon and ASM Lithography. Certain stepper manufacturers have utilized techniques, such as the use of off-axis illumination and phase shift mask technology, to extend the capabilities of steppers beyond their previously estimated limits. Although the Company believes that its step and scan system will compete favorably with steppers employing these techniques, the status of the development of such techniques is uncertain and the Company expects the competition from such stepper manufacturers to be intense. Additionally, both Nikon and Canon have announced photolithography products using step and scan technology and a Deep UV light source and Nikon has indicated that it expects to deliver initial 0.25 micron production units in mid-1996. Nikon, and to a lesser extent Canon, have long-established relationships as suppliers of photolithography equipment to most of the semiconductor manufacturers. While the Company has supplied Track and Thermco equipment to many of these customers, it has not previously sold Micrascan photolithography equipment to them. In addition, the Company believes that other potential competitors, including ASM Lithography, are developing step and scan technologies.

                                  UNDERWRITERS

     Under the terms and subject to the conditions contained in an Underwriting Agreement dated the date hereof, the U.S. Underwriters named below have severally agreed to purchase, and the Company has agreed to sell to them, and the International Underwriters named below have severally agreed to purchase and the Company has agreed to sell to them, the respective number of shares of Common Stock set forth opposite their respective names below:

                                                                                     NUMBER
                                       NAME                                         OF SHARES
----------------------------------------------------------------------------------  ---------
U.S. Underwriters:
  Morgan Stanley & Co. Incorporated...............................................    933,400
  Prudential Securities Incorporated..............................................    933,300
  Cowen & Company.................................................................    933,300
                                                                                    ---------
     Subtotal.....................................................................  2,800,000
                                                                                    ---------
International Underwriters:
  Morgan Stanley & Co. International Limited......................................    233,400
  Prudential-Bache Securities (U.K.) Inc..........................................    233,300
  Cowen & Company.................................................................    233,300
                                                                                    ---------
     Subtotal.....................................................................    700,000
                                                                                    ---------
          Total...................................................................  3,500,000
                                                                                     ========

     The U.S. Underwriters and International Underwriters are collectively referred to as the "Underwriters." The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any U.S. Shares (as defined below) for the account of anyone other than a United States or Canadian Person (as defined below) and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any U.S. Shares or distribute this Prospectus outside the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that, with certain exceptions set forth below, (a) it is not purchasing any International Shares (as defined below) for the account of any United States or Canadian Person and
(b) it has not offered or sold, and will not offer or sell, directly or indirectly, any International Shares or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the Agreement Between U.S. and International Underwriters. With respect to Cowen & Company, the foregoing representations or agreements (i) made by it in its capacity as a U.S. Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as a U.S. Underwriter,
(ii) made by it in its capacity as an International Underwriter shall apply only to shares of Common Stock purchased by it in its capacity as an International Underwriter and (iii) shall not restrict its ability to distribute this Prospectus to any person. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside of the United States and Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction. All shares of Common Stock to be offered by the U.S.

Underwriters and International Underwriters under the Underwriting Agreement are referred to herein as the "U.S. Shares" and the "International Shares," respectively.

     Pursuant to the Agreement Between U.S. and International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency settlement of any shares of Common Stock so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth below.

     Pursuant to the Agreement Between U.S. and International Underwriters, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any shares of Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of such shares in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send to any dealer who purchases from it any shares of Common Stock a notice stating in substance that, by purchasing such shares, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such shares in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of shares of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such shares a notice to the foregoing effect.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented that (i) it has not offered or sold and will not offer or sell any shares of Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (the "Regulations"), (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to such shares in, from or otherwise involving the United Kingdom, and (iii) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of such shares of Common Stock, if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995, or is a person to whom such document may otherwise lawfully be issued or passed on.

     Pursuant to the Agreement Between U.S. and International Underwriters, each International Underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, in Japan or to or for the account of any resident thereof, any shares of Common Stock acquired in connection with this offering, except for offers or sales to Japanese International Underwriters or dealers and except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan. Each International Underwriter has further agreed to send to any dealer who purchases from it any of such shares of Common Stock a notice stating in substance that such dealer may not offer or sell any of such shares, directly or indirectly, in Japan or to or for the account of any resident thereof, except pursuant to any exemption from the registration requirements of the Securities and Exchange Law of Japan, and that such dealer will send to any other dealer to whom it sells any of such shares a notice to the foregoing effect.

     The Underwriters initially propose to offer part of the shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $0.79 per share under the public offering price.

     The Company has granted to the U.S. Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 525,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The U.S. Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with this

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

offering. To the extent such option is exercised, each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such U.S. Underwriter's name in the preceding table bears to the total number of U.S. Shares offered hereby.

     The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

     See "Risk Factors -- Shares Eligible for Future Sale" for a description of certain arrangements pursuant to which all officers and directors of the Company have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, sell or otherwise dispose of Common Stock of the Company for 90 days after the date of this Prospectus. In addition, the Investors and SEMATECH have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated, sell or otherwise dispose of Common Stock of the Company until February 19, 1996. The Company has agreed in the Underwriting Agreement that it will not, without the prior written consent of Morgan Stanley & Co. Incorporated, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for Common Stock for a period of 90 days after the date of this Prospectus, except pursuant to existing employee benefit plans and existing warrants.

     In connection with this offering, certain Underwriters and selling group members (if any) or their respective affiliates who are qualified registered market makers on The Nasdaq National Market, may engage in passive market making transactions in the Common Stock on The Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

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

                                 LEGAL MATTERS

     Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, counsel to the Company, will render an opinion that the shares offered hereby will be duly authorized, validly issued, fully paid and nonassessable. Larry W. Sonsini, a member of such firm, is a director of and Secretary of the Company and holds options to purchase 19,500 shares of Common Stock. Certain legal matters in connection with the Offering, will be passed upon for the Underwriters by Morrison & Foerster, Palo Alto, California.

                                    EXPERTS

     The consolidated financial statements and related financial statement schedule of the Company as of September 30, 1993 and 1994 and for each of the three years in the period ended September 30, 1994 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended September 30, 1994 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission a Registration Statement on Form S-3 (referred to herein, together with all amendments and exhibits, as the "Registration Statement") under the Securities Act, with respect to the securities offered by this Prospectus. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete and, in each instance in which a copy of such contract is filed as an exhibit to the Registration Statement, reference is made to such copy and each such statement shall be deemed qualified in all respects by such reference. Copies of the Registration Statement may be inspected, without charge, at the offices of the Commission, or obtained at prescribed rates from the Public Reference Section of the Commission at the address set forth below.

     The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at Seven World Trade Center, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is quoted for trading on The Nasdaq National Market and reports, proxy statements and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

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